FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1920 – 1188 West Hastings Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

January 19, 2010

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51-102 with respect to the press release disclosed in this report is January 19, 2010.  The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that new positive metallurgical results from the Sunshine Zone, Livengood Gold Project, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports receipt of new, positive, metallurgical test results from the Sunshine Zone on its Livengood Gold project in Alaska.  The average recovery from this new large zone of outcropping mineralization in simple cyanide bottle roll tests was 80%.  In addition, on average, 72% of the gold will report to a simple gravity concentrate with carbon-in-leach (CIL) on the gravity tails recovering an additional 15% of the gold (Table 1).  The exceptionally high gravity gold recovery in the Sunshine Zone has now increased the overall gravity recovery in the deposit to approximately 60%.

Positive metallurgical results continue to confirm the amenability of Livengood mineralization to processing by either heap leaching or milling.  The Issuer is expecting additional gravity–CIL and column leach data, as well as its first flotation results, next month – all of which will be used in its Stage II (mill + heap leach) Preliminary Economic Assessment (PEA) study scheduled for completion early in the second quarter of 2010.

New abrasion test data from all mineralization types indicate that the mineralized material is less abrasive than the values used in the November, 2009 Stage I PEA, which will have a positive impact on operating costs for both milling and heap leaching.

Table 1

Initial Sunshine Zone Metallurgical Results

(Averages of 4 composites each of sediment and intrusive material representing variations in grade and oxidation)

Ore Type	% of In-Pit Resource	Composite Sample Assay Head Grade (g/t gold)	Simple Cyanide Recovery	Gold Reporting to Gravity Con.	Gain from CIL on Gravity Tails
Sediment	96%	1.23	80%	73%	16%
Intrusive	4%	1.20	75%	64%	11%
Weighted Average		1.23	80%	72%	15%

The Issuer has selected SRK Consulting to complete its Stage II PEA, which will incorporate both milling and heap leaching.  SRK is a premier global engineering firm with significant depth in the analysis of large scale mining projects such as Livengood.  The study will focus on optimizing the economic performance of the expanding Money Knob deposit through improved recovery provided by milling higher grade sections of the deposit.  The Issuer will be updating its October 2009 resource base in February, 2010 with an additional 70 drill holes completed late in 2009.

Metallurgical Test Methodology

Metallurgical testing was conducted by Kappes, Cassiday and Associates in Reno, Nevada.  Eight composite samples, each weighing 200 kilograms, were constructed from drill intersections in the Sunshine Zone.  The composites were built from nine drillholes and, on average, each represents a combined length of approximately 43 metres.  The composites were selected to represent partially oxidized and trace oxidized material from higher and lower grade intervals in both sediments and intrusive rocks.  There was insufficient unoxidized material in the Sunshine Zone to make unoxidized composites.  72 hour cyanide bottle rolls were run on a variety of grain sizes ranging from 1.5mm to 0.075mm.  The results for 0.075mm are reported in Tables 1 and 2 but, on average, the recovery only improved 5% by increasing the amount of grinding.  The bottle roll tests show good recovery for both high and low grade materials (Table 2).  Gravity recoverable gold was determined using the Knelson Gravity Recoverable Gold test which involves staged grinding and concentration using the Knelson Concentrator.  The tails from the gravity concentration were subsequently treated using carbon-in-leach with cyanide to determine the total recoverable gold in the samples.

At present, additional work is underway on composite samples from both the Core Zone and the Sunshine Zone to evaluate the effectiveness of flotation and the extraction of gold from the gravity and flotation concentrates.

Table 2

     72 Hour Bottle Roll Results on 0.075mm Composite Sample Material

Composite Type	Calculated Head Gold (g/t)	Extracted Gold (g/t)	Tail Assay Gold (g/t)	Gold Extracted (%)
Kint_Ox_High	1.45	1.15	0.31	79%
Kint_Ox_Low	0.80	0.54	0.26	68%
Kint_TraceOx_High	1.42	1.17	0.25	83%
Kint_TraceOx_Low	0.82	0.59	0.23	71%
US_Ox_High	1.34	1.17	0.18	87%
US_Ox_Low	0.67	0.51	0.16	76%
US_Trace_High	1.33	1.07	0.27	80%
US_Trace_Low	0.55	0.43	0.12	79%

Livengood Project Highlights

      Ongoing drilling at the project continues to expand the deposit at a rapid rate, with the current estimated resource open for expansion.  The latest resource estimate (October 2009) of 296.8 Mt indicated at an average grade of 0.85 g/t gold (8.09 Moz) and 164.2 Mt inferred at an average grade of 0.84 g/t gold (4.4 Moz), both at a 0.5g/t gold cutoff, makes it one of the largest new gold discoveries in North America.
      The recently completed Stage I PEA shows that, with an USD 850/oz gold price, mining the oxide portion of the deposit using a heap leach only operation could yield 5.8M recoverable ounces of gold at with an NPV(5%) of USD 440M and an IRR of 14.6% over a 13 year mine life.
      Ongoing metallurgical studies focusing on the mill potential are underway and the next (Stage II) PEA will consider a combined Mill and Heap Leach operation.  Preliminary results indicate that, on average, 56% of the gold reports to a gravity concentrate and that carbon-in-leach processing of tails will provide significant additional recovery.  Final results of these studies are expected in Q1 2010.
      The geometry of the currently defined shallowly dipping, outcropping deposit is such that the Stage I PEA indicates an overall strip ratio of 0.78:1 (waste to ore) in the USD 700 pit.
      No major permitting hurdles have been identified to date.

The Issuer wishes to emphasize that the Livengood project has a very favourable logistical location, situated 110 road kilometres north of Fairbanks, Alaska along the paved, all weather Elliott Highway, the Trans Alaska Pipeline Corridor, and the proposed Alaska natural gas pipeline route.  The terminus of the Alaska State power grid lies approximately 55 kilometres to the south.

Project Background

The Issuer controls 100% of its 44 square kilometre Livengood land package, which is primarily made up of fee land leased from the Alaska Mental Health Trust and a number of smaller private mineral leases.  The Issuer and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003, with the project’s first indicated resource estimate being announced in early 2008.  The Winter 2010 drilling program is part of a series of drill initiatives which mark the first grid drilling resource definition campaign for the project and is only the initial step in what the Issuer envisions as a major exploration program to define one of the world’s larger new gold deposits.

Geological Overview

The Livengood Deposit is hosted in a thrust-interleaved sequence of Proterozoic to Palaeozoic sedimentary and volcanic rocks.  Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack.  Primary ore controls are a combination of favourable lithologies and crosscutting structural zones.  In areas distal to the main structural zones the selective development of disseminated mineralization in favourable host rocks is the main ore control.  Within the primary structural corridors all lithologies can be pervasively altered and mineralized.  Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit.  Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to dilatant movement on structures of the original fold-thrust architecture during post-thrusting relaxation, and 2) steep NNW trending linear zones which focus the higher-grade mineralization which cuts across all lithologic boundaries.  The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

The surface gold geochemical anomaly at Livengood covers an area 6 kilometres long by 2 kilometres wide of which an area approximately 3 kilometres by 1.5 kilometres has been explored by drilling to date.  Surface exploration is ongoing as new targets are developed to the northeast of the known mineralization.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report and has approved the disclosure herein.  Mr. Pontius is not independent of the Issuer, as he is the President and CEO and holds common shares and incentive stock options.

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President, Exploration, and Chris Puchner, Chief Geologist (CPG 07048), of the Issuer, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the completion of the Stage II preliminary economic analysis of the Livengood project, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, the timing of the completion of, and possible results from, ongoing metallurgical work, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

January 27, 2010